ERF Wireless, Inc.
2911 South Shore Blvd., Suite 100
League City, TX 77573

April 3, 2012

Securities Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

RE:	ERF Wireless, Inc. Withdrawal of Registration Statement on
Form S-8 Filed March 30, 2010,
File Number: 333-180498

Dear Sir or Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, ERF Wireless, Inc. (the “Company”) hereby requests that the Securities and Exchange commission consent to the withdrawal of the Company’s Registration Statement on Form S-8, together with all exhibits thereto (the “Registration Statement”). The Company is requesting withdrawal of the Registration Statement because it was inadvertently filed prematurely and will be re-filed upon completion. No securities were issued/sold pursuant to the Registration Statement.

Please contact the undersigned at 281-538-2101 or 832-385-3930 (cell) with any questions you may have regarding the Registration Statement.

Thank you for your assistance in this matter.

Sincerely

ERF Wireless, Inc.,

By /s/ H. Dean Cubley

Dr. H Dean Cubley

Chief Executive Officer